

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2019

Zheng Huang
Chairman of the Board of Directors and Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

> **Re: Pinduoduo Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 3, 2019**
> **CIK No. 0001737806**

Dear Mr. Huang:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products